

THE PARNASSUS FUNDS℠

PROSPECTUS

May 1, 2008

Parnassus Fund

Parnassus Equity Income Fund

Parnassus Mid-Cap Fund

Parnassus Small-Cap Fund

Parnassus Workplace Fund

Parnassus Fixed-Income Fund

Parnassus Fund   (PARNX)
Parnassus Equity Income Fund–Investor Shares   (PRBLX)
Parnassus Equity Income Fund–Institutional Shares   (PRILX)
Parnassus Mid-Cap Fund   (PARMX)
Parnassus Small-Cap Fund   (PARSX)
Parnassus Workplace Fund   (PARWX)
Parnassus Fixed-Income Fund   (PRFIX)

TABLE OF CONTENTS

PARNASSUS FUNDS℠

PROSPECTUS

May 1, 2008

The "Parnassus Funds" or the "Funds" as referenced collectively in this prospectus are comprised of two trusts, the Parnassus Funds trust, which consists of four mutual funds: the Parnassus Fund, the Parnassus Mid-Cap Fund (the "Mid-Cap Fund"), the Parnassus Small-Cap Fund (the "Small-Cap Fund") and the Parnassus Workplace Fund (the "Workplace Fund"); and the Parnassus Income Funds trust, which consists of two mutual funds: the Parnassus Equity Income Fund (the "Equity Income Fund") and the Parnassus Fixed-Income Fund (the "Fixed-Income Fund"). The Funds are managed by Parnassus Investments (the "Adviser"). The Adviser chooses the Funds' investments using financial as well as social criteria. In general, the Adviser will choose investments that it believes will have a positive social impact.

The investment objective of each of the Parnassus Fund, the Mid-Cap Fund, the Small-Cap Fund and the Workplace Fund is the long-term growth of capital. The Equity Income Fund invests primarily in stocks that pay a dividend, and its investment objective is both current income and capital appreciation. The Fixed-Income Fund invests primarily in bonds and other fixed-income investments, and its investment objective is a high level of current income consistent with safety and preservation of capital.

Share Class Overview—Equity Income Fund

The Equity Income Fund offers two classes of shares, Investor Shares and Institutional Shares, which differ only in their ongoing fees and minimum account sizes. Investor Shares are available to all investors, and account minimums range from $500 to $2,000, depending on the account type. Institutional Shares are for accounts in the amount of $100,000 or more. For more information, see the Investing with Parnassus section.

INVESTMENT SUMMARY

Investment Objective and Principal Strategies

The Parnassus Fund, the Mid-Cap Fund, the Small-Cap Fund, and the Workplace Fund have the overall investment objective of long-term growth of capital. These Funds invest mainly in domestic stocks of companies that are financially sound and have good prospects for the future. To determine a company's prospects, the Adviser reviews the company's profit and loss statement, sales and earnings history, net cash flow and outlook for future earnings. Upon initial investment, stocks must be trading below their intrinsic value as calculated by the Adviser.

The Parnassus Fund

While each of the Parnassus Fund, the Equity Income Fund, the Mid-Cap Fund, the Small-Cap Fund and the Workplace Fund invests in undervalued stocks, the Parnassus Fund requires a greater discount from intrinsic value than the other equity Funds. This Fund follows a "contrarian" strategy of seeking to invest in stocks that are currently out of favor with the financial community and are therefore deeply undervalued. The Adviser expects that if these undervalued companies are financially strong and have good prospects for the future, they will come back into favor and increase in market value. The Parnassus Fund is an "all cap" fund in that it can invest in companies of any size, from larger, well-established companies to smaller companies with market capitalizations below $1 billion.

The Parnassus Mid-Cap Fund

The Mid-Cap Fund invests primarily in the stock of companies with market capitalizations between $3 billion and $20 billion at the time of initial purchase. These companies must, in the Adviser's opinion, be undervalued, but they must also have good prospects for long-term growth and an identifiable catalyst that could move the stock higher in the succeeding 12 months. These companies must have well-established businesses.

The Parnassus Small-Cap Fund

The Small-Cap Fund invests primarily in the stock of companies with market capitalizations under $3 billion at the time of initial purchase. These companies must, in the Adviser's opinion, be undervalued, but they must also have good prospects for long-term growth and an identifiable catalyst that could move the stock higher in the succeeding 12 months. Small-cap companies might be less stable and have less established businesses than mid-cap or large-cap companies. Consequently, small-cap companies must have the potential for higher growth than mid-cap companies to meet the Adviser's investment criteria.

The Parnassus Workplace Fund

The Workplace Fund invests mainly in companies believed by the Adviser to provide good workplaces for their employees. These companies can be of any size, and in the Adviser's opinion, should be trading below their intrinsic value.

The Parnassus Equity Income Fund

The Equity Income Fund's objective is to achieve both current income and capital appreciation by investing primarily in a diversified portfolio of equity securities. Equity securities include common and preferred stock as well as convertible bonds. At least 80% of the Fund's total assets will normally be invested in equity securities that pay interest or dividends. The remaining 20% may be invested in non-dividend-paying equity securities, fixed-income securities and money-market instuments. Using a value-oriented investment process, the Fund seeks to invest in equity securities that pay dividends above the yield of the Standard & Poor's 500 Index ("S&P 500 Index"), have the potential for capital appreciation and which the Adviser believes have the capacity to raise dividends in the future. To determine a company's prospects, the Adviser reviews the company's profit and loss statement, balance sheet, sales, earnings and dividend histories, net cash flow and outlook for future earnings.

The Parnassus Fixed-Income Fund

The Fixed-Income Fund's objective is a high level of current income consistent with safety and preservation of capital. The Fund seeks to achieve its objective by investing in a diversified portfolio of bonds and other fixed-income instruments. The Fund invests primarily in investment-grade bonds, which means they are rated within the four highest categories as determined by a nationally recognized statistical rating organization. Ordinarily, at the time of purchase, at least 65% of the Fund's total net assets will be invested in fixed-income securities rated "A" or better by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Rating Group ("S&P"), and at least 80% in fixed-income securities with investment-grade ratings (i.e., rated at least BBB- or Baa3 or better).

Social Policy

The Adviser conducts fundamental research to determine a company's financial health and its business prospects, and also takes social factors into account in making investment decisions. In general, the Funds look for companies that respect the environment, treat their employees well, and have effective equal-employment-opportunity policies and good community relations, as well as ethical business dealings. The Funds will not invest in companies that manufacture alcohol or tobacco products or are involved with gambling. The Funds also screen out weapons contractors and companies that generate electricity from nuclear power.

Principal Risks of Investing in the Funds

Investing in the Funds may result in a loss of money. When you sell your shares, they may be worth more or less than what you paid. The Funds' share prices (net asset value per share, or "NAV") change daily based on the value of their holdings. The Funds may incur high portfolio turnover. High portfolio turnover necessarily results in correspondingly greater transaction costs (such as brokerage commissions or markups or markdowns), which the Funds must pay, and increased realized gains (or losses) to investors. Distributions to shareholders of short-term capital gains are taxed as ordinary income under Federal income tax laws. For best results, investors should have a long-term perspective and plan to hold their shares for at least three years. Legally, shareholders may redeem at any time, but the Adviser recommends a minimum three-year holding period.

Risks of Investing in Common Stocks

The Parnassus Fund, the Equity Income Fund, the Mid-Cap Fund, the Small-Cap Fund, and the Workplace Fund invest in common stocks, which represent an ownership interest in a company and occupy the most junior position in a company's capital structure. Although common stocks have a history of long-term growth in value, their prices fluctuate based on changes to a company's financial condition and on overall market and economic conditions. Stock markets are volatile, and stock values fluctuate in response to the fortunes of individual companies and in response to general market and economic conditions—both here and abroad. The Funds' holdings can vary significantly from broad stock-market indices. As a result, the Funds' performance can deviate from the performance of those indices.

The Adviser may be wrong in its assessment of a company's value and the stocks the Funds hold may not reach what the Adviser believes are their full values. From time to time, "value" investing falls out of favor with investors. During those periods, the Funds' relative performance may suffer.

Risks of Investing in Small-Cap Stocks

Although each of the Parnassus Fund, the Equity Income Fund, the Mid-Cap Fund, the Small-Cap Fund, and the Workplace Fund may invest in small-cap stocks, these securities are the primary investment focus of the Small-Cap Fund. While companies of all sizes are subject to the risk that a negative development may cause a company's stock price to decline and a company may have difficulty in overcoming the negative development, smaller companies such as those in the Small-Cap Fund are generally riskier than larger companies since they do not have the financial resources or the well-established businesses of the larger companies. Generally, the share prices of stocks of smaller capitalization companies are more volatile than those of larger companies. Thus, the Small-Cap Fund's share price may increase or decrease by a greater percentage than the share prices of funds that invest in the stocks of large companies. Also, the returns of stocks of smaller capitalization companies may vary, sometimes significantly, from the returns of the overall market. Smaller capitalization companies tend to perform poorly during times of economic stress. Finally, relative to large company stocks, the stocks of smaller capitalization companies are thinly traded, and purchases and sales may result in higher transaction costs.

Risks of Investing in Bonds

Bonds are susceptible to interest rate risk, credit risk and market risk. The Fixed-Income Fund and the Equity Income Fund typically invest in bonds with maturities of more than one year, with many of the securities having maturities of more than five years (the Fixed-Income Fund expects to have a weighted average maturity of five to 20 years). In general, bond prices are inversely related to interest rates. As interest rates drop, bond prices will likely go up, and as interest rates go up, the value of bonds will likely go down (interest rate risk). There is a possibility that issuers of debt obligations will not pay the Funds interest or principal or that their credit rating may be downgraded by a ratings agency (credit risk). A security's value may also be affected by market activity or by supply and demand (market risk). If the Funds are unable to find buyers for a given security, this can have a negative effect on the NAV.

Risks of Investing in Non-Investment Grade Fixed-Income Securities

Shareholders should keep in mind that up to 20% of the Fixed-Income Fund's assets may be invested in convertible securities and these securities may not have an investment-grade rating, which would make them riskier than securities with an investment-grade rating.

PERFORMANCE INFORMATION

This section of the prospectus contains information that allows you to evaluate the Funds' performance using several different measures such as yearly changes in performance, best and worst quarterly returns, and average annual total returns before and after taxes compared to a relevant benchmark.

Performance Information for the Parnassus Fund

The bar chart below provides an indication of the risks of investing in the Parnassus Fund by showing changes in the Fund's performance from year to year over a ten-year period. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the ten-year period shown in the bar chart, the highest return for a quarter was 44.6% (quarter ended December 31, 1998), and the lowest return for a quarter was a loss of 25.1% (quarter ended September 30, 2002).

Below is a table comparing the performance of the Parnassus Fund with the S&P 500 Index and the average multi-cap core fund



followed by Lipper, Inc. Figures are average annual returns for the one-, five- and ten-year periods ended December 31, 2007. The table and the bar chart are intended to demonstrate the risk of investing in the Parnassus Fund by showing how the Fund's average annual total returns, before and after taxes, compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.

Average Annual Total Returns for Parnassus Fund
(all periods ended December 31, 2007)

	One Year	Five Years	Ten Years
PARNASSUS FUND			
Return before Taxes	5.43%	8.46%	5.93%
Return after Taxes on Distributions	4.79%	8.23%	4.68%
Return after Taxes on Distributions and Sale of Fund Shares	4.43%	7.29%	4.68%
S&P 500 Index	5.49%	12.82%	5.91%
Lipper Multi-Cap Core Average	6.43%	13.33%	7.07%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Parnassus Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred. Prior to May 1, 2004, the Parnassus Fund charged a sales load of a maximum of 3.5%, which is not reflected in the total return figures.

The S&P 500 Index is the Standard & Poor's 500 Index, which is a widely recognized index of common stocks listed or traded on national exchanges or over-the-counter markets. An individual cannot invest directly in the S&P 500 Index. The S&P 500 Index reflects no deductions for fees, expenses or taxes.

The Lipper Multi-Cap Core Average is the average return of all multi-cap core funds followed by Lipper (currently 934). Multi-cap funds invest in companies of all sizes without concentrating on one particular range of market capitalization. Core funds typically have average ratios for price-to-earnings, price-to-book and sales-per-share growth. The Lipper Multi-Cap Core Average reflects deductions for fees and expenses, but no deductions for taxes or any sales charges that may apply.

Performance for the Parnassus Equity Income Fund

The bar chart below provides an indication of the risks of investing in the Equity Income Fund – Investor Shares by showing changes in performance for the Fund's Investor Shares from year to year over a ten-year period. The performance of Institutional Shares will differ from those shown below to the extent that the classes of shares do not have the same expenses or inception date. Prior to March 31, 1998, the Equity Income Fund had a different investment objective, which was maintaining a balanced portfolio of both stocks and bonds. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the ten-year period shown in the bar chart, the highest return for a quarter was 23.4% (quarter ended December 31, 1998), and the lowest return for a quarter was a loss of 12.6% (quarter ended September 30, 2002).

Below are tables comparing the performance of the Equity Income Fund's two share classes with the



S&P 500 Index and the average equity income fund followed by Lipper, Inc. Figures for Investor Shares are average annual returns for the one-, five- and ten-year periods ended December 31, 2007, and for Institutional Shares are for one year and since inception from April 28, 2006 to the period ended December 31, 2007. The tables and the bar chart are intended to demonstrate the risk of investing in the Fund by showing how the Fund's average annual total returns, before and after taxes, compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.

Average Annual Total Returns for Parnassus Equity Income Fund – Investor Shares
(all periods ended December 31, 2007)

	One Year	Five Years	Ten Years
PARNASSUS EQUITY INCOME FUND – INVESTOR SHARES			
Return before Taxes	14.13%	11.18%	10.07%
Return after Taxes on Distributions	11.26%	9.24%	7.96%
Return after Taxes on Distributions and Sale of Fund Shares	10.64%	8.82%	7.73%
S&P 500 Index	5.49%	12.82%	5.91%
Lipper Equity Income Fund Average	4.00%	13.05%	6.66%

Average Annual Total Returns for Parnassus Equity Income Fund – Institutional Shares
(all periods ended December 31, 2007)

	One Year	Since Inception
PARNASSUS EQUITY INCOME FUND – INSTITUTIONAL SHARES		
Return before Taxes	14.35%	13.12%
S&P 500 Index	5.49%	9.09%
Lipper Equity Income Fund Average	4.00%	8.42%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Equity Income Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

The S&P 500 Index is the Standard & Poor's 500 Index, which is a widely recognized index of common stocks listed or traded on national exchanges or over-the-counter markets. An individual cannot invest directly in the S&P 500 Index. The S&P 500 Index reflects no deductions for fees, expenses or taxes.

The Lipper Equity Income Fund Average is the average return of all equity income funds followed by Lipper (currently 288). The Lipper Equity Income Fund Average reflects deductions for fees and expenses, but not taxes.

Performance Information for the Parnassus Mid-Cap Fund

The bar chart below provides an indication of the risks of investing in the Mid-Cap Fund by showing changes in the Fund's performance. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the period shown in the bar chart, the highest return for a quarter was 8.37% (quarter ended March 31, 2006), and the lowest return for a quarter was a loss of 6.24% (quarter ended December 31, 2007).



15.78%
1.81%
2006
2007

Below is a table comparing the performance of the Mid-Cap Fund with the Russell Mid-Cap Index and the average mid-cap core fund followed by Lipper, Inc. Figures are average annual returns for one year and since inception from April 29, 2005 to the period ended December 31, 2007. The table and the bar chart are intended to demonstrate the risk of investing in the Fund by showing how the Fund's average annual total returns, before and after taxes, compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.

Average Annual Total Returns for Parnassus Mid-Cap Fund
(all periods ended December 31, 2007)

	One Year	Since Inception
PARNASSUS MID-CAP FUND		
Return before Taxes	1.81%	7.62%
Return after Taxes on Distributions	1.43%	7.05%
Return after Taxes on Distributions and Sale of Fund Shares	1.38%	6.25%
Russell Mid-Cap Index	5.60%	14.03%
Lipper Mid-Cap Value Average	1.98%	11.87%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Mid-Cap Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

The Russell Mid-Cap Index is a widely recognized index that tracks a diverse basket of medium-sized U.S. firms. The index reflects no deduction for fees, expenses or taxes.

The Lipper Mid-Cap Value Average is the average return of all mid-cap funds followed by Lipper (currently 354). These funds typically have average ratios for price-to-earnings, price-to-book and sales-per-share growth. The Lipper Mid-Cap Value Average reflects deductions for fees and expenses, but not taxes or any sales charges that may apply.

Performance Information for the Parnassus Small-Cap Fund

The bar chart below provides an indication of the risks of investing in the Small-Cap Fund by showing changes in the Fund's performance from year to year. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the period shown in the bar chart, the highest return for a quarter was 12.82% (quarter ended March 31, 2006), and the lowest return for a quarter was a loss of 8.56% (quarter ended December 31, 2007).

Below is a table comparing the performance of the Small-Cap Fund with the Russell 2000 Index and the average small-cap core fund followed by Lipper, Inc. Figures are average annual returns for one year and since inception from April 29, 2005 to the period ended December 31, 2007. The table and the bar chart are intended to demonstrate the risk of investing in the Fund by showing how the Fund's average annual total returns, before and after taxes, compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.



Average Annual Total Returns for Parnassus Small-Cap Fund
(all periods ended December 31, 2007)

	One Year	Since Inception
PARNASSUS SMALL-CAP FUND		
Return before Taxes	(3.92%)	8.01%
Return after Taxes on Distributions	(4.24%)	6.97%
Return after Taxes on Distributions and Sale of Fund Shares	(2.21%)	6.34%
Russell 2000 Index	(1.57%)	12.37%
Lipper Small-Cap Core Average	(1.00%)	11.18%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Small-Cap Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

The Russell 2000 Index is a widely recognized index of common stock prices. The index reflects no deduction for fees, expenses or taxes.

The Lipper Small-Cap Core Average is the average return of all small-cap core funds followed by Lipper (currently 836). Core funds typically have average ratios for price-to-earnings, price-to-book and sales-per-share growth. The Lipper Small-Cap Core Average reflects deductions for fees and expenses, but not taxes or any sales charges that may apply.

Performance Information for the Parnassus Workplace Fund

The bar chart below provides an indication of the risks of investing in the Workplace Fund by showing changes in the Fund's performance. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.


14.84%
5.64%
2006
2007

During the period shown in the bar chart, the highest return for a quarter was 7.13% (quarter ended September 30, 2006), and the lowest return for a quarter was a loss of 4.24% (quarter ended December 31, 2007).

Below is a table comparing the performance of the Workplace Fund with the S&P 500 Index and the average multi-cap core fund followed by Lipper, Inc. Figures are average annual returns for one year and since inception from April 29, 2005 to the period ended December 31, 2007. The table and the bar chart are intended to demonstrate the risk of investing in the Fund by showing how the Fund's average annual total returns, before and after taxes, compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.

Average Annual Total Returns for Parnassus Workplace Fund
(all periods ended December 31, 2007)

	One Year	Since Inception
PARNASSUS WORKPLACE FUND		
Return before Taxes	5.64%	8.94%
Return after Taxes on Distributions	5.08%	8.14%
Return after Taxes on Distributions and Sale of Fund Shares	3.96%	7.28%
S&P 500 Index	5.49%	11.42%
Lipper Multi-Cap Core Average	6.43%	12.00%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Workplace Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of Fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred.

The S&P 500 Index is the Standard & Poor's 500 Index, which is a widely recognized index of common stocks listed or traded on national exchanges or over-the-counter markets. An individual cannot invest directly in the S&P 500 Index. The S&P 500 Index reflects no deductions for fees, expenses or taxes.

The Lipper Multi-Cap Core Average is the average return of all multi-cap core funds followed by Lipper (currently 934). Multi-cap funds invest in companies of all sizes without concentrating on one particular range of market capitalization. Core funds typically have average ratios for price-to-earnings, price-to-book and sales-per-share growth. The Lipper Multi-Cap Core Average reflects deductions for fees and expenses, but not taxes or any sales charges that may apply.

Performance for the Parnassus Fixed-Income Fund

The bar chart below provides an indication of the risks of investing in the Fixed-Income Fund by showing changes in the Fund's performance from year to year over a ten-year period. How the Fund performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

During the ten-year period shown in the bar chart, the highest return for a quarter was 6.1% (quarter ended March 31, 2001), and the lowest return for a quarter was a loss of 2.5% (quarter ended June 30, 1999).



Below is a table comparing the performance of the Fixed-Income Fund with the Lehman U.S Aggregate Bond Index and the Lipper A-Rated Bond Fund Average. Figures are average annual returns for the one-, five- and ten-year periods ended December 31, 2007. The table and the bar chart are intended to demonstrate the risk of investing in the Fund by showing how the Fund's average annual total returns compare with a stock index and a group of similar mutual funds, and also how the Fund's performance varies from year to year.

Average Annual Total Returns for Parnassus Fixed-Income Fund
(all periods ended December 31, 2007)

	One Year	Five Years	Ten Years
PARNASSUS FIXED-INCOME FUND			
Return before Taxes	5.81%	4.61%	5.27%
Return after Taxes on Distributions	4.20%	3.25%	3.40%
Return after Taxes on Distributions and Sale of Fund Shares	3.80%	3.17%	3.36%
Lehman U.S. Aggregate Bond Index	6.97%	4.42%	5.97%
Lipper A-Rated Bond Fund Average	4.47%	4.11%	5.08%

Past performance is no guarantee of future returns. Investment return and principal will fluctuate and an investor's shares, when redeemed, may be worth more or less than their original cost.

The Fixed-Income Fund's return before taxes reflects deductions for fees and expenses. After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs). The Fund's return after taxes on distribution and sale of Fund shares may be higher than its returns after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have been incurred .

The Lehman U.S. Aggregate Bond Index is a widely recognized index measuring the performance of bonds and other fixed-income securities. An individual cannot invest directly in the index. The Lehman U.S. Aggregate Bond Index reflects no deductions for fees, expenses or taxes.

The Lipper A-Rated Bond Fund Average is the average return of all fixed-income funds followed by Lipper with at least 65% of net assets in securities rated A- or higher (currently 176). The Lipper A-Rated Bond Fund Average reflects deductions for fees and expenses, but not taxes.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Funds.

Annual Fund Operating Expenses
(deducted from Fund Expenses)

	Parnassus Fund	Equity Income Fund Investor Shares	Equity Income Fund Institutional Shares	Mid-Cap Fund	Small-Cap Fund	Workplace Fund	Fixed-Income Fund
Management Fees (before fee waiver)	0.66%	0.66%	0.66%	0.85%	1.00%	0.85%	0.50%
Distribution (12b-1) Fees	None	None	None	None	None	None	None
Other Expenses	0.34%	0.37%	0.16%	1.19%	1.06%	1.79%	0.37%
Service Fees	0.03%	0.18%	None	0.13%	0.10%	0.08%	0.11%
All remaining other expenses	0.31%	0.19%	0.16%	1.06%	0.96%	1.71%	0.26%
Acquired Fund Fees and Expenses	0.00%	0.01%	0.01%	0.01%	0.02%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.00%	1.04%	0.83%	2.05%	2.08%	2.65%	0.88%
Expense Reimbursement	0.01%	0.04%	0.04%	0.64%	0.66%	1.44%	0.12%
Net Annual Fund Operating Expenses	**0.99%**	**1.00%**	**0.79%**	**1.41%**	**1.42%**	**1.21%**	**0.76%**

The "Total Annual Fund Operating Expenses" indicated in the table above overstate the expenses a shareholder would have paid in 2007 since they are based on expenses before reimbursements. During 2007, the Adviser was contractually obligated to limit the total operating expenses (excluding acquired fund fees and expenses) to 0.99%, 0.99%, 0.78%, 1.40%, 1.40%, 1.20% and 0.87% of the net assets of the Parnassus Fund, the Equity Income Fund - Investor Shares, the Equity Income Fund - Institutional Shares, the Mid-Cap Fund, the Small-Cap Fund, the Workplace Fund, and the Fixed-Income Fund, respectively. Effective for 2008, the Adviser has agreed to limit the total operating expenses (exclusive of acquired fund fees and expenses) to 0.99%, 0.99%, 0.78%, 1.40%, 1.40%, 1.20% and 0.87% of the net assets of the Parnassus Fund, the Equity Income Fund - Investor Shares, the Equity Income Fund - Institutional Shares, the Mid-Cap Fund, the Small-Cap Fund, the Workplace Fund, and the Fixed-Income Fund, respectively. This limitation continues until May 1, 2009. During 2007, the Adviser voluntarily agreed to waive an additional 0.12% for the Fixed-Income Fund. Total net operating expenses paid in 2007 after contractual and voluntary waivers were 0.76% for the Fixed-Income Fund. Acquired fund fees and expenses represent fees incurred as a result of the Fund's use of money market mutual funds as cash sweep vehicles during the past fiscal year. Since "Acquired Fund Fees and Expenses" are not directly borne by the Funds, they are not reflected in the Funds' financial statements, with the result that the information presented in the Expense Table will differ from that presented in the Financial Highlights.

The examples in the table below are intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each of the Funds for the time periods indicated and then redeem all of your shares at the end of those periods. The examples also assume that your investments have a 5% return each year and that the Funds' operating expenses are calculated before reimbursement and remain the same throughout the period. Although your actual costs may be higher or lower, based on these assumptions, your cost would be as follows:

	One Year	Three Years	Five Years	Ten Years
Parnassus Fund	$ 101	$ 317	$ 551	$ 1,224
Equity Income Fund				
Investor Shares	$ 101	$ 324	$ 565	$ 1,256
Institutional Shares	$ 80	$ 258	$ 451	$ 1,010
Mid-Cap Fund	$ 143	$ 578	$ 1,039	$ 2,318
Small-Cap Fund	$ 143	$ 582	$ 1,048	$ 2,337
Workplace Fund	$ 122	$ 683	$ 1,271	$ 2,867
Fixed-Income Fund	$ 89	$ 278	$ 482	$ 1,073

The 5% return figure is an example that regulations require all mutual funds to use as an illustration. It should not be considered a representation of past or future performance. Actual performance and expenses may be greater or less than those shown.

The expenses shown above are the total fees you would pay throughout the time period indicated—not expenses you would pay every year. For example, the figure for ten years is not the expense figure for that single year, but the total cumulative expenses a shareholder would have paid for the entire ten-year period.

THE LEGEND OF MT. PARNASSUS

Parnassus is a mountain in central Greece whose twin peaks rise more than 8,000 feet above sea level. A dense forest covers the slopes of Mt. Parnassus, but the summit is rocky and, most of the time, covered with snow. The mountain plays a prominent role in Greek mythology because on its southern slope, overlooking the Gulf of Corinth, lies Delphi, site of the famous oracle.

Originally, the oracle belonged to Gaia, the earth goddess. Later, Mother Earth was worshipped under the name Delphyne, and she controlled the oracle along with her serpent-son, Python, and her priestess-daughters who controlled the rites. Eventually, the Greek god Apollo took over the site, doing away with Python, but keeping the priestesses.

The most "Greek" of the gods, Apollo represented enlightenment and civilization and presided over the establishment of cities. Identified with the development of Greek codes of law, Apollo was also the god of light, a master musician and a skilled archer. Legend has it that Python, an enormous serpent raised in the caves of Mt. Parnassus, controlled the site of Delphi. When Apollo, representing civilization, challenged Python, representing anarchy, there was a heroic struggle, but the god finally killed the serpent by shooting a hundred arrows into its body.

There were many oracles in ancient Greece, but only the one at Delphi achieved a record of reliability. Apollo's temple at Delphi soon became an enormous storehouse of treasures that were gifts of those who had consulted the oracle.

The oracle communicated through the voice of a priestess who spoke while in a trance. The priests of Delphi, who interpreted the sayings of the priestess, obtained a great deal of knowledge and information from talking to the people who came from all over the Greek world to consult at the shrine of Apollo. Quite often, the oracle went against the prevailing wisdom of the time, and frequently, the proud were humbled and the lowly were justified.

INVESTMENT OBJECTIVES AND POLICIES

Selection Process for Equity Securities

"Equity securities" consist of common stocks or securities that can be converted into common stocks, which include convertible bonds, convertible preferred stock, warrants and American Depositary Receipts. In general, the Adviser uses three basic criteria in identifying equity securities eligible for a Fund's portfolio:

1) the security is selling at a price below its intrinsic value as calculated by the Adviser;

2) the issuer is financially sound with good prospects for the future; and

3) the company, in the Adviser's judgment, meets the social criteria described below.

Once a security is purchased the Adviser may continue to hold it even if it is no longer undervalued.

Under normal circumstances, each of the Parnassus Fund, the Equity Income Fund, the Mid-Cap Fund, the Small-Cap Fund and the Workplace Fund will have virtually all its assets invested in equity securities. If the Adviser cannot find enough securities that meet its investment criteria, the Funds may invest a substantial portion of their assets in money-market instruments (i.e., "cash" or cash equivalents).

The Parnassus Fund

The Parnassus Fund invests mainly in domestic stocks of any size, from smaller firms to larger, well-established companies. The portfolio manager can change the composition of the portfolio between smaller, medium and larger companies depending on his view of the economic environment and the markets, with the goal of long-term growth of capital. The Parnassus Fund follows a "contrarian" strategy of seeking to invest in stocks that are currently out of favor with the financial community and are, therefore, deeply undervalued. The Adviser expects that if these undervalued companies are financially strong and have good prospects for the future, they will come back into favor and increase in market value.

The Parnassus Equity Income Fund

The investment objective of the Equity Income Fund is both current income and capital appreciation. The Fund tries to achieve these objectives by investing primarily in a diversified portfolio of equity securities. Equity securities include common and preferred stock as well as securities that are convertible into these instruments, such as convertible bonds. As an operating policy, at least 80% of the Fund's total assets will normally be invested in equity securities that pay a dividend or interest. The remaining 20% of the Fund's total assets may be invested in non-dividend-paying equity securities or money-market instruments. Using a value-oriented investment process, the Fund seeks to invest in equity securities that pay above-average dividends, have the potential for capital appreciation and which the Adviser believes have the capacity to raise dividends in the future.

The Parnassus Mid-Cap Fund

The Mid-Cap Fund seeks long-term growth of capital through investing primarily (normally at least 80% of its net assets) in the common stocks of companies with market capitalizations between $3 billion and $20 billion at the time of initial purchase. The Adviser looks for companies that have both good growth prospects and proven businesses.

The Parnassus Small-Cap Fund

The Small-Cap Fund seeks long-term growth of capital through investing primarily (normally at least 80% of its net assets) in the common stocks of companies with market capitalizations under $3 billion at the time of initial purchase. Companies with market capitalizations under $3 billion are often developing companies with good growth prospects. Such small-capitalization companies are not followed as closely by large investors as companies with medium or large capitalizations. The Adviser seeks to find smaller companies that have excellent long-term growth prospects. While smaller capitalization companies can be riskier than larger companies, they can also possess more potential for future growth.

The Parnassus Workplace Fund

The Workplace Fund seeks long-term growth of capital through investing primarily (normally at least 80% of its net assets) in the common stocks of companies believed by the Adviser to provide good workplaces for their employees. The Adviser will make a judgment on which companies have good workplaces based on factors such as respect for and fair treatment of employees, good two-way communication, equitable pay and benefits, family-friendly policies and support for volunteerism and charitable contributions to the community. The Adviser will conduct its own research to select companies for inclusion in the Fund, but the Adviser will also rely on outside sources, as deemed appropriate from time to time, including, but not limited to, the annual *Fortune* magazine survey, "The 100 Best Companies to Work For," the annual *Working Mother* magazine survey, "The 100 Best Companies for Working Mothers," and the Great Place to Work Institute. Milton Moskowitz, co-author of the annual *Fortune* magazine survey and co-originator of the annual *Working Mother* magazine survey, is a consultant to the Adviser and assists the portfolio manager in evaluating the workplaces of potential Fund investments. (*Fortune* magazine, *Working Mother* magazine and the Great Place to Work Institute are not affiliated with the Funds and have no role in the management of any of the Funds.)

Until the Workplace Fund reaches $10 million in assets, it is the Adviser's intent to maintain a minimum of 25 companies and a maximum of 50 companies in the Fund's portfolio. After the Workplace Fund reaches $10 million in assets, it is the Adviser's intent to have a minimum of 50 companies in the Fund's portfolio and a maximum of 100.

The Parnassus Fixed-Income Fund

The investment objective of the Fixed-Income Fund is a high level of current income consistent with safety and preservation of capital. The Adviser seeks to achieve this objective by investing in a diversified portfolio of bonds and other fixed-income instruments that are rated investment grade, which means they are within the four highest categories as determined by a nationally recognized statistical rating organization. Securities in the lowest of four highest investment-grade categories (Baa or BBB, as rated by Moody's and S&P, respectively) are considered investment grade, but they may have speculative elements about them. The Fixed-Income Fund ordinarily will have at least 65% of its net assets in fixed-income securities rated "A" or better (i.e., the three highest categories) by S&P or Moody's and at least 80% in fixed-income securities with investment-grade ratings. Obligations issued or guaranteed by the United States Government, its agencies or instrumentalities need not have a rating. See the Appendix in the statement of additional information ("SAI") for a description of bond ratings.

The Fixed-Income Fund invests in investment-grade securities, with the exception of convertible securities, which may or may not be investment grade (non-investment grade securities are also known as "high-yield" or "junk" bonds). Because of this emphasis on quality and safety, the Fund's yield may not be as high as it otherwise might be. The Fund may, however, hold bonds that were investment grade when first purchased, but have subsequently fallen below investment grade. The Adviser, however, will not permit more than 15% of the Fund's total net assets to be invested in such bonds at any one time.

The Fund may, as an operating policy, invest up to 20% of its assets in convertible debentures (bonds that can be converted into stock or other equity in the issuing company) or convertible preferred stock. Although straight bonds must have an investment-grade rating, convertible securities may not have an investment-grade rating and only need a rating of B- or better. If these instruments are converted into stock, the Fund may hold the stock until sale.

The Fixed-Income Fund may invest in long-term, intermediate-term or short-term fixed-income securities or any combination thereof, depending on market conditions, and these securities may also have floating or variable interest rates. Securities in this Fund may include preferred stock, convertible preferred stock and convertible bonds. However, for temporary defensive purposes or in response to adverse market, economic or political conditions, the Fund may invest a substantial portion of its assets in short-term, money-market instruments.

Social Policy

The Adviser looks for certain social policies in the companies in which the Funds invest. These social policies are: (1) fair treatment of employees, (2) sound environmental protection policies, (3) a good equal-employment-opportunity program, (4) quality products and services, (5) a record of civic commitment, and (6) ethical business practices. Obviously, no company will be perfect in all categories, but the Adviser makes value judgments in deciding which companies best meet the criteria.

Although the Funds emphasize positive reasons for investing in a company, their operating policies call for excluding companies that manufacture alcohol or tobacco products or are involved with gambling. The Funds also screen out weapons contractors and those that generate electricity from nuclear power.

The social criteria of the Funds limit the availability of investment opportunities. However, the Funds' Boards of Trustees and the Adviser believe that there are sufficient investments available that can meet the Funds' social criteria and still enable the Funds to provide a competitive rate of return.

Other Policies and Non-Principal Risks

Each of the Funds may each invest up to 2% of its assets in community-development loan funds, such as those that provide financing for small businesses and for low and moderate-income housing. None of the Funds will make loans to a project itself, but rather will invest money in an intermediary, such as community banks and credit unions, or micro-finance institutions. Each of the Funds may invest in obligations issued by the intermediary at below-market interest rates if the projects financed have a strong, positive social impact. Generally, there is no secondary market and thus, no liquidity for these investments. Also, community loan funds do not have the same kind of resources as do large commercial enterprises. In general, each of the Funds seeks to invest in community organizations that have had a successful record in making these kinds of loans and that are deemed creditworthy by the Adviser.

The SAI for the Funds, which is incorporated by reference into this prospectus, contains a description of the Funds' policies and procedures with respect to the disclosure of their portfolio holdings. These policies and procedures are also available on the Funds' website (http://www.parnassus.com).

INVESTMENT RISKS

All investments involve risk and investing in the Funds is no exception. The Funds are intended for investors who can accept that there will be fluctuations in value. Investments in the Funds are not deposits, endorsements or guarantees of any bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

In addition to the principal risks discussed under the caption "Principal Risks of Investing in the Funds," there are risks related to the Funds' investment in money market securities. For temporary purposes, a Fund may invest a portion of its assets in money-market instruments, credit rating agencies and investments in community loan funds. This may limit the potential for capital appreciation and high current income since these securities do not appreciate in value and tend to produce less income than longer-term bonds.

The Fixed-Income Fund will consider the ratings of nationally recognized statistical rating organizations ("NRSRO") when making investment decisions. The ratings of an NRSRO, however, represent only that NRSRO's opinion as to the quality of the fixed-income securities it rates, and such ratings are not absolute standards or guarantees of the quality of those securities.

For risks of investing in community loan funds, see the caption "Other Policies."

THE ADVISER

Parnassus Investments, 1 Market Street, Suite 1600, San Francisco, California 94105, acts as investment adviser to the Funds, subject to the control of the Funds' Boards of Trustees, and as such, supervises and arranges the purchase and sale of securities held in the Funds' portfolios. The Adviser has been the investment manager of the Parnassus Funds trust since 1984 and of the Parnassus Income Funds trust since 1992.

Jerome L. Dodson is the portfolio manager of the Parnassus Fund, the Workplace Fund, the Small-Cap Fund and the Mid-Cap Fund. He has been the portfolio manager of the Parnassus Fund since its inception in 1984. Mr. Dodson is the President and a Trustee of the Funds. From 1975 to 1982, Mr. Dodson served as President and Chief Executive Officer of Continental Savings and Loan Association in San Francisco. From 1982 to 1984, he was President of Working Assets Money Fund. He is a graduate of the University of California at Berkeley and received his MBA from Harvard University's Graduate School of Business Administration.

Todd C. Ahlsten is the portfolio manager of the Equity Income Fund and the Fixed-Income Fund and has served in these capacities since May 2001. He is also Chief Investment Officer at Parnassus Investments, where he has worked since 1995. He is Vice President of Parnassus Investments and of the Funds. Mr. Ahlsten is a graduate of the Haas School of Business at the University of California at Berkeley.

Benjamin E. Allen is a co-portfolio manager of the Fixed-Income Fund and Director of Research at Parnassus Investments, where he has worked since July 2005. He began his career in 1999 as a financial analyst in Morgan Stanley's investment banking division before moving into that firm's venture capital group in 2001. Mr. Allen received an AB in Government from Georgetown University and an MBA from the University of California at Berkeley.

Minh T. Bui is a co-portfolio manager of the Fixed-Income Fund. Mr. Bui joined Parnassus Investments as an intern in the fall 2004 in the research department. After his internship, he was hired in January 2005 as a research analyst. His previous experience includes work at Lombard Odier Darier Hentsch, a private bank in Geneva, and at Merriman Curhan Ford & Co., an investment firm in San Francisco. Mr. Bui received his undergraduate degree in business administration from the University of Lausanne, Switzerland and his MBA from Golden Gate University.

The SAI for the Funds, which is incorporated by reference into this prospectus, provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Funds.

Each of the Funds, under an Investment Advisory Agreement between the respective Fund and the Adviser, pays the Adviser a fee. The fee is computed and payable at the end of each month. The following annual percentages of each Fund's average daily net assets are used: (a) for the Parnassus Fund, 1.00% of the first $10 million in assets; 0.75% of the next $20 million; 0.70% of the next $70 million; 0.65% of the next $100 million; and 0.60% of the remaining balance; (b) for the Equity Income Fund, 0.75% of the first $30 million, 0.70% of the next $70 million and 0.65% of the amount above $100 million; (c) for the Mid-Cap Fund and the Workplace Fund, 0.85% of the first $100 million in assets; 0.80% of the next $100 million; 0.75% of the next $300 million and 0.70% of the amount above $500 million; (d) for the Small-Cap Fund, 1.00% of the first $100 million in assets; 0.90% of the next $100 million; 0.85% of the next $300 million, and 0.80% of the amount above $500 million; and (e) for the Fixed-Income Fund, 0.50% of the first $200 million, 0.45% of the next $200 million and 0.40% of the amount above $400 million.

However, after taking into account the expense reimbursements (more fully described below), the following details what was actually charged in 2007:

- For 2007, the Parnassus Fund paid the Adviser a net fee of $2,014,522 or 0.64% of its average daily net assets. The gross investment advisory fee was 0.66%.

- For the Equity Income Fund, the net investment advisory fee was 0.62%. The gross investment advisory fee was 0.66%. Parnassus Investments received advisory fees totaling $5,551,841 from the Equity Income Fund for the year ended December 31, 2007.

- For the Mid-Cap Fund, the net investment advisory fee was 0.28%. The gross investment advisory fee was 0.85%. Parnassus Investments received net advisory fees totaling $15,518 from the Mid-Cap Fund for the year ended December 31, 2007.

- For the Small-Cap Fund, the net investment advisory fee was 0.35%. The gross investment advisory fee was 1.00%. Parnassus Investments received net advisory fees totaling $26,609 from the Small-Cap Fund for the year ended December 31, 2007.

- For the Workplace Fund, the entire investment advisory fee and other expenses were waived as a result of the contractual expense limitations. The gross investment advisory fee was 0.85%.

- For the Fixed-Income Fund, the net investment advisory fee was 0.39%. The gross investment advisory fee was 0.50%. Parnassus Investments received net advisory fees totaling $275,416 from the Fixed-Income Fund for the year ended December 31, 2007.

A discussion regarding the basis for the Boards of Trustees approving each of the investment advisory agreements with the Adviser is available in the Funds' most recent semi-annual report to shareholders for the semi-annual period ending June 30.

Parnassus Investments has contractually agreed to reduce its investment advisory fee to the extent necessary to limit total operating expenses to 0.99% of net assets for the Parnassus Fund, 0.99% of the net assets for the Equity Income Fund-Investor Shares, 0.78% of the net assets for the Equity Income Fund-Institutional Shares, 1.40% of the net assets of the Mid-Cap Fund, 1.40% of the net assets of the Small-Cap Fund, 1.20% of the net assets of the Workplace Fund, and 0.87% of net assets for the Fixed-Income Fund. This limitation continues until May 1, 2009, and may be continued indefinitely by the Adviser on a year-to-year basis.

How to Purchase Shares

You can open an account directly with the Funds, or you can purchase and sell shares of the Funds through an intermediary, such as a broker-dealer, a financial institution or other service provider. These service providers may charge fees for the services they provide or impose restrictions that may be in addition to, or different from, those applicable to investors purchasing shares directly from the Funds.

Choosing a Share Class for the Equity Income Fund

The Equity Income Fund offers two classes of shares: Investor Shares and Institutional Shares. The two types of shares have the same portfolio of investments and the same rights, and differ only in the expenses they are subject to and their required minimum investments. Investor Shares may be subject to fees resulting from account servicing charged to the Fund. Institutional Shares are available to investors who invest directly in the Fund and have a minimum investment of $100,000. Institutional Shares are also available through certain financial intermediaries and service providers who do not charge the Fund a service fee other than payments for shareholder servicing performed in place of the Fund's transfer agent. The $100,000 minimum for Institutional Shares may be met if the investor intends to invest at least $100,000 in the Institutional Shares within a period of 12 months. No minimum initial investment will apply for Institutional Shares purchased by any group retirement plan, including defined benefit and defined contribution plans such as 401(k), 403(b) and 457(b) plans, for which an intermediary or other entity provides services and is not compensated by the Funds for those services.

Types of Accounts

The Funds offer the following types of accounts. The account minimums in this section refer to the Parnassus Fund, the Equity Income Fund–Investor Shares, the Mid-Cap Fund, the Small-Cap Fund, the Workplace Fund and the Fixed-Income Fund. The account minimums for the Equity Income Fund–Institutional Shares are described above.

Individual or Joint Ownership

You can open a regular account that is owned by an individual or by two owners. An initial minimum investment must be at least $2,000.

Custodial Account

You can open a custodial account for a minor. The Funds offer both UGMA (Uniform Gift to Minor's Act) and UTMA (Uniform Transfer to Minor's Act) accounts. An initial minimum investment must be at least $500.

Traditional IRA, Roth IRA or SEP IRA Accounts

Through the Funds, you can open tax-deferred retirement accounts for individuals. An initial investment must be at least $500. For further information regarding plan administration, custodial fees and other details, investors should contact Parnassus Investments.

Trust Account

A legal trust can open an account. The Funds require the front page and signature page of the trust agreement, including title of the trust and names of the trustee(s), with the application. An initial minimum investment must be at least $2,000.

Corporate Account

A partnership or corporation can open an account. The Funds require the Articles of Incorporation or Partnership Agreement with the appropriate signatures for the account. An initial minimum investment must be at least $2,000.

Subsequent investments for all accounts must be at least $50 per fund.

Direct Purchase of Shares

You can open an account or purchase additional shares in the following ways:

Internet

To open an account online, go to www.parnassus.com and follow the instructions on the website. By accessing your account online, you can purchase shares and have Parnassus debit your bank account.

Mail

To open an account by mail, an investor should complete and mail the application form along with a check payable to the "Parnassus Funds." With additional investments, shareholders should write the name and number of the account on the check. Checks do not need to be certified, but are accepted subject to collection and must be drawn in United States dollars on United States banks. A fee of $20 will be assessed if the automatic purchase cannot be made due to insufficient funds, stop payment or for any other reason. The application should be sent to the following address:

Parnassus Investments
1 Market Street Suite 1600
San Francisco, CA 94105

Telephone

If your account is eligible, you can call the Funds at (800) 999–3505 to make an exchange or purchase additional shares.

Parnassus Automatic Investment Program

After making an initial investment to open an account, a shareholder may purchase additional shares of the Funds ($50 minimum) via the Parnassus Automatic Investment Program ("PAIP"). On a monthly or quarterly basis, your money will automatically be transferred from your bank account to your Fund account on the day of your choice (the 3rd or 18th day of the month). You can elect this option by filling out the PAIP section on the new account form. If you already have an account, you may fill out the Parnassus Automatic Investment Plan form, or sign up online at www.parnassus.com. For further information, call the Funds and ask for the free brochure titled, "Automatic Investing and Dollar-Cost Averaging."

Parnassus Investments reserves the right to reject any order. If an investment order is received in good order before 4:00 p.m. Eastern Time, which is 1:00 p.m. San Francisco time, investments will be processed at the NAV calculated on the same business day they are received. If an investment is received in good order after 4:00 p.m. Eastern Time, it will be processed at the NAV calculated on the next business day. See the caption "Net Asset Value" for a discussion on the Calculation of NAV. A fee of $20 will be assessed if a check is returned to the Funds unpaid due to insufficient funds, stop payment or for any other reason.

There is no sales charge for the purchase of shares from the Funds, but investors may be charged a transaction fee or other fee on their behalf by an investment adviser, a brokerage firm or other financial institution, in connection with purchases or redemptions of shares of the Funds.

Purchasing Shares from Broker-Dealers, Financial Institutions and Others

Some broker-dealers may sell shares of the Funds. These broker-dealers may charge investors a fee either at the time of purchase or redemption. The fee, if charged, is retained by the broker-dealer and not remitted to the Funds or to the Adviser. Some broker-dealers may purchase and redeem shares on a three-day settlement basis.

The Funds may enter into agreements with broker-dealers, financial institutions or other service providers ("Servicing Agents") that may include the Funds as an investment alternative in the programs they offer or administer. Servicing Agents may:

- Become shareholders of record of the Funds. This means all requests to purchase additional shares and all redemption requests must be sent through the Servicing Agent. This also means that purchases made through Servicing Agents are not subject to the Funds' minimum purchase requirement.

- Use procedures and impose restrictions that may be in addition to, or different from, those applicable to investors purchasing shares directly from the Funds.

- Charge fees to their customers for the services provided. Also, the Funds and/or the Adviser may pay fees to Servicing Agents to compensate them for the services they provide their customers.

- Be allowed to purchase shares by telephone with payment to follow the next day. If the telephone purchase is made prior to the close of regular trading on the New York Stock Exchange, it will receive same day pricing.

- Be authorized to accept purchase orders on the Funds' behalf (and designate other Servicing Agents to accept purchase orders on the Funds' behalf). If the Funds have entered into an agreement with a Servicing Agent pursuant to which the Servicing Agent (or its designee) has been authorized to accept purchase orders on the Funds' behalf, then all purchase orders received in good order by the Servicing Agent (or its designee) before 4:00 p.m. Eastern Time will receive that day's NAV. All purchase orders received in good order by the Servicing Agent (or its designee) after 4:00 p.m. Eastern Time will receive the next day's NAV. See the caption "Net Asset Value" for a discussion on the calculation of NAV.

Depending on your Servicing Agent's arrangement with the Equity Income Fund, you may qualify to purchase shares of the Equity Income Fund–Institutional Shares.

If you decide to purchase shares through Servicing Agents, please carefully review the program materials provided to you by the Servicing Agent. When you purchase shares of the Funds through a Servicing Agent, it is the responsibility of the Servicing Agent to place your order with the Funds on a timely basis. If the Servicing Agent does not, or if it does not pay the purchase price to the Funds within the period specified in its agreement with the Funds, it may be held liable for any resulting fees or losses.

How to Redeem Shares

When you redeem your shares, your proceeds are normally made by check and sent via mail. You can pre-designate a bank account where you would like redemption proceeds electronically deposited within three business days. For a $20 fee, you can have redemption proceeds wired to your account in one business day.

Redemption amounts for over $50,000 may be requested only by mail. Your shares will be redeemed at the NAV next determined after receipt of your written instructions in proper form by the Funds. Give your account number and indicate the number of shares or the dollar amount you wish to redeem. All owners of the account must sign the redemption request unless the account application states that only one signature is necessary for redemptions. All redemption checks must be sent to the address of record for the account. The Funds must have a change-of-address on file for 30 days before the Funds send redemption or distribution checks to the new address.

The Funds usually require additional documents when shares are registered in the name of a corporation, agent or fiduciary, or if you are a surviving joint owner. In the case of a corporation, the Funds usually require a corporate resolution signed by the secretary. In the case of an agent or fiduciary, the Funds usually require an authorizing document. In the case of a surviving joint owner, the Funds usually require a copy of the death certificate. Contact the Funds by phone at (800) 999–3505 if you have any questions about the requirements for redeeming your shares.

You can redeem your shares by:

Internet
If your account is eligible, you can redeem your shares by accessing your account online at www.parnassus.com.

Mail
You can mail your redemption request. Please be sure to include your account number, the amount of your redemption (dollars or shares) and the signatures of all account holders. Send the request to:

Parnassus Investments
1 Market Street Suite 1600
San Francisco, CA 94105

Fax
The maximum amount that can be redeemed through request by fax is $50,000. You can fax your redemption request to (415) 778–0228. Please be sure to include your account number, the amount of your redemption (dollars or shares) and the signatures of all account holders.

Telephone
For eligible accounts, you can redeem your shares, up to a maximum dollar amount of $50,000, by calling (800) 999–3505. The telephone transaction privilege allows a shareholder to effect exchanges from a Fund into an identically registered account in another Fund managed by Parnassus Investments. Shareholders who elect to use telephone transaction privileges must indicate this on the account application form. Neither the Funds nor Parnassus Investments will be liable for following instructions communicated by telephone reasonably believed to be genuine; a loss to the shareholder may result due to an unauthorized transaction. The Funds and the transfer agent will employ reasonable procedures to confirm that instructions communicated by telephone are genuine.

Procedures may include one or more of the following: recording all telephone calls requesting telephone transactions, verifying authorization and requiring some form of personal identification prior to acting upon instructions and sending a statement each time a telephone transaction is made. The Funds and Parnassus Investments may be liable for any losses due to unauthorized or fraudulent instructions only if such reasonable procedures are not followed. Of course, shareholders are not obligated in any way to authorize telephone transactions and may choose to make all transactions in writing. The telephone transaction privilege may be modified or discontinued by the Funds at any time upon 60 days written notice to shareholders.

Systematic Withdrawal Program
You can have the Funds automatically redeem, on a periodic basis, a set amount from your account and direct-deposit the proceeds into your bank account or mail you a check.

Redeeming Shares through Servicing Agent

If your shares are held by a Servicing Agent, you must redeem your shares through the Servicing Agent. Contact the Servicing Agent for instructions on how to do so. Servicing Agents may charge you a fee for this service.

If the Funds have entered into an agreement with a Servicing Agent pursuant to which the Servicing Agent (or its designee) has been authorized to accept redemption requests on behalf of the Funds, then all redemption requests received in good order by the Servicing Agent (or its designee) before 4:00 p.m. Eastern Time will receive that day's NAV. All redemption requests received in good order by the Servicing Agent (or its designee) after 4:00 p.m. Eastern Time will receive the next day's NAV. See the caption "Net Asset Value" for a discussion on the calculation of NAV.

Other Redemption Information

If the Funds have received payment for the shares you wish to redeem and you have provided the instructions and any other documents needed in correct form, the Funds will promptly send you a check for the proceeds from the sale. Ordinarily, the Funds must send you a check within seven days unless the New York Stock Exchange ("NYSE") is closed for days other than weekends or holidays. However, payment may be delayed for any shares purchased by check for a reasonable time (not to exceed 15 days from the date of such purchase). This delay is necessary for the Funds to determine that the purchase check will be honored. The Funds normally send out redemption checks by U.S. mail, but can send a redemption check by overnight delivery for a $20 fee.

Wire

If you wish to have the redemption proceeds sent by wire transfer or by overnight mail, there will be a charge of $20 per transaction. Wiring funds will require a signature guarantee unless wiring instructions were previously filed with the Funds.

Signature Guarantee

Certain types of transactions require a signature guarantee:

- A redemption check sent to an address that is not the address of record or has not been on the Funds' records for at least 30 days

- Redemption proceeds sent to a bank account that is not the bank account of record

- A redemption check made payable to someone other than the named account owner

- Changing the shareholder of record on an account

A signature guarantee is meant to ensure that a signature is genuine. It protects shareholders and the Funds against fraud. You can typically obtain a signature guarantee from a bank, a credit union, a savings and loan association or a broker-dealer. A notary public cannot provide a signature guarantee.

Redemption of Small Accounts

The Trustees may, in order to reduce the expenses of the Funds, redeem all of the shares of any shareholder whose account balance falls below $500 after a redemption. This will be done at the NAV determined as of the close of business on the business day preceding the sending of such notice of redemption. The Funds will give shareholders whose shares are being redeemed 60 days' prior written notice in which to purchase sufficient shares to avoid such redemption.

Holds on Redemptions

The Funds may delay a redemption request for shares that were purchased in the past 15 days to allow the Funds time to determine if your purchase check cleared.

Online and Telephone Transactions

Depending on the type of account, you may make shareholder transactions online or over the phone. The Funds take steps to confirm your identity to prevent fraud, including confirming your account number and Social Security number. However, the Funds cannot be held liable for executing instructions the Funds reasonably believe to be genuine. If you do not want the ability to conduct transactions online or over the phone, please indicate that on your account application or call the Funds at (800) 999–3505.

Market Timing Policies and Procedures

Frequent purchases and redemptions of shares of the Funds may harm other shareholders by interfering with the efficient management of the Funds' portfolios, increasing brokerage and administrative costs, and potentially diluting the value of their shares. The Funds' Boards of Trustees have adopted a policy of discouraging frequent purchases and redemption of Fund shares that could disrupt the efficient management of the portfolios. If management of the Funds determines that a shareholder is making frequent trades (defined as a purchase and redemption within five business days) in sufficient volume and with sufficient frequency to disrupt a Fund's operations, that shareholder will be barred from making future investments in the Funds. The Funds' Boards of Trustees and the Adviser do not encourage frequent trading and will not engage in an agreement with any party to permit frequent trading. The Adviser and the Funds' Boards of Trustees will continue to monitor trading activity and the regulatory environment and may alter the policies at any time without prior notice to shareholders.

The Funds reserve the right to reject any purchase or exchange transaction at any time. In addition, the Adviser reserves the right to impose restrictions on purchases or exchanges at any time on conditions that are more restrictive on disruptive, excessive or short-term trading, than those that are otherwise stated in this prospectus.

Exchanging Shares

The proceeds from a redemption of shares can be used to purchase shares from the other portfolios of the Funds. There is no limit on the number or dollar amount of exchanges. The Funds reserve the right to modify or eliminate this exchange privilege in the future. The exchange privilege is only available in states where the exchange may be legally made. The exchange of shares is treated as a sale, and an exchanging shareholder may, therefore, realize a taxable gain or loss.

Converting Shares (Equity Income Fund)

The Equity Income Fund offers two classes of shares, Investor Shares and Institutional Shares, which differ only in their ongoing fees and minimum account sizes. Investor Shares of the Equity Income Fund may be converted into Institutional Shares of the Equity Income Fund if your account balance is at least $100,000. The transaction will be based on the respective NAV of each class on the trade date for the conversion. Such a conversion is not a taxable event.

If an investor's account balance in the Equity Income Fund - Institutional Shares falls below $100,000, Parnassus may convert the shares into Equity Income - Investor Shares. Parnassus will notify the investor in writing before the mandatory conversion.

Net Asset Value

The NAV for the Funds will usually be calculated on every day the NYSE is open for trading ("business day") and on any other day there is a sufficient degree of trading in investments held by the Funds to affect the NAV. The NYSE is closed on national holidays and Good Friday. The NAV of the Funds will usually be calculated as of the close of trading on the NYSE at 4:00 p.m. Eastern Time. The NAV may not be determined on any day that there are no transactions in shares of the Funds.

The NAV per share is the value of a Fund's assets, less its liabilities, divided by the number of outstanding shares of that Fund. In general, the value of the Funds' portfolio securities is the market value of such securities. However, securities and other assets for which market quotations are not readily available are valued at their fair value as determined in good faith by the Adviser under procedures established by and under the general supervision and responsibility of the Funds' Boards of Trustees. Types of securities that the Funds may hold for which fair value pricing might be required include, but are not limited to: (a) illiquid securities, including "restricted" securities and private placements for which there is no public market; (b) securities of an issuer that has entered into a restructuring; and (c) securities whose trading has been halted or suspended. Valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations. The fair value of a security may differ from the last quoted price, and a Fund may not be able to sell a security at the fair value. See the SAI for more details.

DISTRIBUTIONS AND TAXES

All dividends from net investment income together with distributions of short-term capital gains (collectively, "income dividends") will be taxable as ordinary income to shareholders (although a portion may be taxed at the lower rate applicable to qualified dividend income), even though paid in additional shares. Any net, long-term capital gains ("capital-gain distributions") distributed to shareholders are taxable as such. Tax-exempt and tax-deferred shareholders, of course, will not be required to pay taxes on any amount paid to them. Holders of IRAs and other tax-deferred retirement accounts are not required to pay taxes until distribution. (Tax-exempt retirement accounts do not have to pay taxes.)

Income dividends and capital-gain distributions will usually be paid once a year. The income dividend is usually made in December of each year, except that the Equity Income Fund normally declares and pays income dividends on a quarterly basis and the Fixed-Income Fund normally declares and pays income dividends on a monthly basis; and the capital-gain distribution is usually made in November of each year. Income dividends and capital-gain distributions are taxable in the year received. For the convenience of investors, all payments are made in shares of the Funds. Shareholders who prefer to receive payment of income dividends and/or capital-gain distributions in cash should notify the Funds at least five days prior to the payment date.

All distributions, whether reinvested or paid out in cash, may be subject to federal income tax. An exchange of the Funds' shares for shares of another Fund will be treated as a sale of the respective Fund's shares for tax purposes, and any gain on the transaction may be subject to state and federal income tax. If an investor purchases shares just before the dividend date, he or she will be taxed on the distribution even though it may be a return of capital. Annually, you will receive on IRS Form 1099 the dollar amount and tax status of all distributions you received.

The Funds may be required to impose backup withholding at a rate of 28% from any income dividends and capital-gain distributions. Shareholders can eliminate any backup-withholding requirements by furnishing certification of U.S. taxpayer identification numbers for reporting dividends.

To the extent that income dividends are derived from qualifying dividends paid by domestic corporations whose shares are owned by the Funds, such dividends, in the hands of the Funds' corporate shareholders, will be eligible for the 70% dividends received deduction. Individuals do not qualify for this deduction; it applies to corporations only.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand each Fund's financial performance for the period of its operations. Certain information reflects financial results for a single Fund share outstanding throughout the period indicated. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends distributions). This information has been derived from the financial statements audited by Deloitte & Touche LLP, whose report, along with the Funds' financial statements, is included in the Annual Report, which is available upon request.

Parnassus Fund[a]

	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 36.23	$ 31.68	$ 31.09	$ 30.05	$ 25.79
Income (loss) from operations[b]:					
Net investment income (loss)	—	(0.04)	0.16	0.12	0.02
Net realized and unrealized gain on securities	2.03	4.59	0.63	1.05	4.32
Total from investment operations	2.03	4.55	0.79	1.17	4.34
Distributions:					
Dividends from net investment income	(0.01)	—	(0.20)	(0.13)	(0.08)
Distributions from net realized gains on securities	(1.59)	—	—	—	—
Total distributions	(1.60)	—	(0.20)	(0.13)	(0.08)
Net asset value at end of year	$ 36.66	$ 36.23	$ 31.68	$ 31.09	$ 30.05
Total return	**5.43%**	**14.36%**	**2.55%**	**3.89%**	**16.83%**
Ratios/supplemental data:					
Ratio of gross expenses to average net assets	1.00%	1.01%	1.03%	0.99%	1.03%
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	0.99%[c]	0.99%[c]	0.99%[c]	0.99%	0.99%
Ratio of net investment income (loss) to average net assets	(0.01%)	(0.13%)	0.53%	0.40%	0.07%
Portfolio turnover rate	88.67%	141.98%	136.07%	119.80%	61.33%
Net assets, end of year (000s)	$ 280,008	$ 337,646	$ 292,384	$ 339,893	$ 369,555

Equity Income Fund – Investor Shares

	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 24.83	$ 24.02	$ 25.00	$ 24.00	$ 21.20
Income (loss) from operations[b]:					
Net investment income	0.20	0.30	0.41	0.40	0.44
Net realized and unrealized gain on securities	3.28	3.23	0.24	1.79	2.85
Total from investment operations	3.48	3.53	0.65	2.19	3.29
Distributions:					
Dividends from net investment income	(1.18)	(1.38)	(0.85)	(0.56)	(0.49)
Distributions from net realized gains on securities	(1.82)	(1.34)	(0.78)	(0.63)	—
Total distributions	(3.00)	(2.72)	(1.63)	(1.19)	(0.49)
Net asset value at end of year	$ 25.31	$ 24.83	$ 24.02	$ 25.00	$ 24.00
Total return	14.13%	14.70%	2.62%	9.30%	15.69%
Ratios/supplemental data:					
Ratio of gross expenses to average net assets	1.03%	1.06%	1.07%	1.04%	0.96%
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	0.99%[c]	0.99%[c]	0.99%[c]	1.04%	0.95%
Ratio of net investment income to average net assets	0.73%	1.17%	1.63%	1.63%	1.95%
Portfolio turnover rate	91.42%	116.75%	109.54%	79.88%	79.21%
Net assets, end of year (000s)	$ 867,577	$ 808,104	$ 906,844	$ 894,415	$ 630,249

Equity Income Fund – Institutional Shares

	2007	2006[d]
Net asset value at beginning of period	$ 24.86	$ 25.59
Income (loss) from operations[b]:		
Net investment income	0.25	0.19
Net realized and unrealized gain on securities	3.28	1.73
Total from investment operations	3.53	1.92
Distributions:		
Dividends from net investment income	(1.22)	(1.31)
Distributions from net realized gains on securities	(1.82)	(1.34)
Total distributions	(3.04)	(2.65)
Net asset value at end of year	$ 25.35	$ 24.86
Total return	14.35%	7.46%[e]
Ratios/supplemental data:		
Ratio of gross expenses to average net assets	0.82%	0.85%[f]
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	0.78%[g]	0.78%[a][f]
Ratio of net investment income to average net assets	0.95%	1.10%[f]
Portfolio turnover rate	91.42%	116.75%
Net assets, end of year (000s)	$ 45,197	$ 46,471

Mid-Cap Fund

	2007	2006	2005[g]
Net asset value at beginning of period	$ 17.36	$ 15.30	$ 15.00
Income (loss) from operations[b]:			
Net investment income (loss)	(0.08)	(0.06)	0.04
Net realized and unrealized gain on securities	0.40	2.47	0.44
Total from investment operations	0.32	2.41	0.48
Distributions:			
Dividends from net investment income	(0.12)	(0.29)	(0.04)
Distributions from net realized gains on securities	(0.17)	(0.07)	(0.14)
Total distributions	(0.29)	(0.36)	(0.18)
Net asset value at end of year	$ 17.39	$ 17.36	$ 15.30
Total return	**1.81%**	**15.78%**	**3.22%[e]**
Ratios/supplemental data:			
Ratio of gross expenses to average net assets	2.04%	5.29%	9.03%[f]
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	1.40%[c]	1.40%[c]	1.40%[f]
Ratio of net investment income (loss) to average net assets	(0.42%)	(0.35%)	0.37%[f]
Portfolio turnover rate	76.85%	122.04%	31.41%[e]
Net assets, end of year (000s)	$ 6,524	$ 2,409	$ 640

Small-Cap Fund

	2007	2006	2005[g]
Net asset value at beginning of period	$ 17.94	$ 15.76	$ 15.00
Income (loss) from operations[b]:			
Net investment income (loss)	(0.13)	(0.10)	(0.03)
Net realized and unrealized gain (loss) on securities	(0.56)	3.07	1.18
Total from investment operations	(0.69)	2.97	1.15
Distributions:			
Dividends from net investment income	(0.04)	(0.74)	(0.39)
Distributions from net realized gains on securities	(0.30)	(0.05)	—
Total distributions	(0.34)	(0.79)	(0.39)
Net asset value at end of year	$ 16.91	$ 17.94	$ 15.76
Total return	**(3.92%)**	**18.78%**	**7.65%[e]**
Ratios/supplemental data:			
Ratio of gross expenses to average net assets	2.06%	3.03%	7.27%[f]
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	1.40%[c]	1.40%[c]	1.40%[f]
Ratio of net investment income (loss) to average net assets	(0.72%)	(0.56%)	(0.27%)[f]
Portfolio turnover rate	100.30%	125.00%	86.20%[e]
Net assets, end of year (000s)	$ 7,997	$ 5,269	$ 1,225

Workplace Fund

	2007	2006	2005[g]
Net asset value at beginning of period	$ 17.05	$ 15.49	$ 15.00
Income (loss) from operations[b]:			
Net investment income	0.03	0.02	0.04
Net realized and unrealized gain on securities	0.94	2.28	0.50
Total from investment operations	0.97	2.30	0.54
Distributions:			
Dividends from net investment income	(0.17)	(0.61)	(0.05)
Distributions from net realized gains on securities	(0.25)	(0.13)	—
Total distributions	(0.42)	(0.74)	(0.05)
Net asset value at end of year	$ 17.60	$ 17.05	$ 15.49
Total return	**5.64%**	**14.84%**	**3.60%[e]**
Ratios/supplemental data:			
Ratio of gross expenses to average net assets	2.64%	4.04%	6.91%[f]
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	1.20%[c]	1.20%[c]	1.20%[f]
Ratio of net investment income (loss) to average net assets	0.16%	0.12%	0.39%[f]
Portfolio turnover rate	56.18%	96.93%	27.55%[e]
Net assets, end of year (000s)	$ 4,293	$ 2,362	$ 1,013

Fixed-Income Fund

	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 16.11	$ 15.79	$ 15.87	$ 16.00	$ 15.88
Income (loss) from operations[b]:					
Net investment income	0.67	0.67	0.48	0.33	0.58
Net realized and unrealized gain (loss) on securities	0.25	0.49	(0.08)	(0.01)	0.26
Total from investment operations	0.92	1.16	0.40	0.32	0.84
Distributions:					
Dividends from net investment income	(0.69)	(0.74)	(0.48)	(0.33)	(0.65)
Distributions from net realized gains on securities	(0.05)	(0.10)	—	(0.09)	(0.07)
Return of capital	—	—	—	(0.03)	—
Total distributions	(0.74)	(0.84)	(0.48)	(0.45)	(0.72)
Net asset value at end of year	$ 16.29	$16.11	$ 15.79	$ 15.87	$16.00
Total return	**5.81%**	**7.45%**	**2.55%**	**2.05%**	**5.30%**
Ratios/supplemental data:					
Ratio of gross expenses to average net assets	0.87%	0.92%	1.01%	0.97%	0.92%
Ratio of net expenses to average net assets (net of waiver and expense offset arrangements)	0.75%[c]	0.75%[c]	0.75%	0.75%	0.62%
Ratio of net investment income to average net assets	4.13%	4.13%	3.03%	2.08%	3.59%
Portfolio turnover rate	32.48%	41.27%	34.08%	24.38%	125.74%
Net assets, end of year (000s)	$ 80,862	$ 62,520	$ 45,879	$ 38,205	$ 34,098

(a) Prior to May 1, 2004, the Parnassus Fund charged a sales load of a maximum of 3.5%, which is not reflected in the total overall return figures.

(b) Income (loss) from operations per share is based on average daily shares outstanding.

(c) Parnassus Investments has contractually limited expenses to an annualized rate of 0.99% for the Parnassus Fund, 0.99% for the Equity Income Fund – Investor Shares, 0.78% for the Equity Income Fund – Institutional Shares, 1.40% for the Mid-Cap Fund and the Small-Cap Fund, 1.20% for the Workplace Fund and 0.87% for the Fixed-Income Fund. Parnassus Investments has also voluntarily limited additional expenses for the Fixed-Income Fund.

(d) The Equity Income Fund – Institutional Shares commenced operations on April 28, 2006, and the period shown is from April 28, 2006 through December 31, 2006.

(e) Not annualized for period less than one year.

(f) Annualized.

(g) The Mid-Cap Fund, the Small-Cap Fund and the Workplace Fund commenced operations on April 29, 2005, and the period shown is from April 29, 2005 through December 31, 2005.

GENERAL INFORMATION

Deloitte & Touche LLP, 50 Fremont Street, San Francisco, CA 94105, has been selected as the Funds' independent registered public accounting firm.

State Street Bank & Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, has been selected as the custodian of the Funds' assets.

Parnassus Investments, 1 Market Street, Suite 1600, San Francisco, California 94105, is the Funds' transfer agent and accounting agent. Jerome L. Dodson, the Funds' President, is the majority stock-holder of Parnassus Investments.

HOUSEHOLDING CONSENT

To reduce expenses, we may mail only one copy of the Funds' prospectus and each quarterly report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and are currently receiving these reports directly from Parnassus Investments, please call us at 800 999-3505 (or contact your financial institution that currently sends these reports to you). We will begin sending you individual copies 30 days after receiving your request.

  

  

PRIVACY POLICIES AND PRACTICES

(not part of the prospectus)

Parnassus is committed to maintaining the confidentiality, integrity and security of personal information entrusted to us by current and potential financial service customers. We have always treated personal information as confidential and want you to be aware of our privacy policies.

We obtain non-public personal information about you from the following sources: information we receive from you on applications or other forms and information about your transactions with us, our affiliates or others.

We restrict access to your non-public personal information to employees who provide products or services to you. Parnassus employees are subject to a strict employment policy regarding confidentiality.

We do not disclose any non-public personal information about our customers or former customers to anyone except as required by law. However, we may provide such information to third parties in the course of servicing your account, such as identity-verification service providers. Relationships with these parties shall be pursuant to a non-disclosure agreement, protecting the release of shareholder information. We may disclose information to non-affiliated parties if compelled by law, such as responding to a subpoena, preventing fraud, or complying with an inquiry by a government agency or regulator. Parnassus may use personal information for the purpose of offering or furnishing products and services. Third parties may be used to help prepare notices of these offerings. However, names and addresses are never given or sold to third parties for any outside use.

We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your non-public personal information. Under strict confidence, a backup database of Parnassus customers and accounts is maintained at an outside facility.

Please call us if you have any questions regarding our privacy policy.

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THE PARNASSUS FUNDS

1 Market Street, Suite 1600 San Francisco, CA 94105
(800) 999-3505 (415) 778-0200
www.parnassus.com



Investment Adviser
Parnassus Investments
1 Market Street, Suite 1600
San Francisco, CA 94105

Legal Counsel
Foley & Lardner LLP
777 E. Wisconsin Ave.
Milwaukee, WI 53202

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Distributor
Parnassus Funds Distributor
1 Market Street, Suite 1600
San Francisco, CA 94105

You can obtain additional information about each of the Funds. A statement of additional information (SAI) dated May 1, 2008, has been filed with the SEC and is incorporated in this prospectus by reference (namely, it legally forms a part of the prospectus). The Funds also publish an annual and a semi-annual report and two quarterly reports each year that discuss the Funds' holdings and how recent market conditions as well as the Funds' investment strategies affected performance. For a free copy of any of these documents or to ask questions about the Funds, call Parnassus Investments at (800) 999–3505.

The Funds make available the SAI and the annual and semi-annual reports, free of charge, on their Internet website (http://www.parnassus.com). The SAI, the Funds' annual, semi-annual and quarterly reports and other related materials are also available on the SEC's Internet website (http://www.sec.gov). You can also obtain copies of this information upon paying a duplicating fee, by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102. You can also review and copy information about the Funds, including the SAI, at the SEC's Public Reference Room in Washington, D.C. or make an electronic request at publicinfo@sec.gov. Call (202) 942-8090 for information on the operation of the SEC's Public Reference Room.

The Investment Company Act File Number for Parnassus Income Funds is 811-6673. The Investment Company Act File Number for Parnassus Funds is 811-4044.

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